

The Terminal

built on urvin.finance

🔷 **PITCH VIDEO** 🔲 **INVESTOR PANEL**

INVEST IN **URVIN.FINANCE**

The only finance-focused social platform w/ professional quality data and tools

LEAD INVESTOR ︿



John Schwall

I am investing in Urvin.Finance on behalf of myself and millions of other retail investors who are entitled to greater knowledge, control, and oversight of broker order handling for the purposes of realizing better execution outcomes and the resulting improved investment performance. The founders of Urvin recognize the unique opportunity for a free market solution to mobilize and empower the collective influence of millions of principled retail investors. Such empowerment can become the catalyst for financial industry behavioral change, regulation, legislation, and litigation that results in Wall Street prioritizing the needs of investors rather than a select group of Wall Street billionaires, banks and broker/dealers.

Invested $25,000 this round

Learn about Lead Investors

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urvin.finance   Cold Spring Harbor NY 🐦

Technology   Software   Main Street   Finance

Fin Tech

Highlights

(1) Retail investors want community collaboration and a platform designed to facilitate it.

(2) Retail investors need access to professional quality data and tools to level the playing field for all investors.

(3) There is huge global demand for data, tools and analysis across all regions and asset classes.

(4) Financial literacy and education is in high demand with few high-quality sources available for information.

Our Team



Dave Lauer CEO

Recently founded Urvin AI, sit on board of FINRA Market Reg and Aequitas NEO stock exchange, previously consulted for asset managers, helped design IEX, HFT at Allston and Citadel. Also testified before the US Senate and SEC on market structure.

As a team, we have been passionate about social entrepreneurship for many years. We see a dramatic unmet need in this market, and believe we can build this platform in the right way.



Jon Flynn CRO

Having worked in technology sales as a Business Value Engineer for over 20 years, I have helped develop customer-centric teams that deliver true value-based business outcomes and challenge the status quo



Alexander Cohen COO



Founder TwentyTables; Recipient 2020 US Chamber of Commerce Foundation Best Corporate Steward Award; Winner 2019 SXSW Pitch Best Bootstrap Award; Named 2020 Top DC Innovator and Disruptor; 10+ yrs at Skadden Arps; Humanitarian, Builder, Teacher.

SEE MORE

Pitch

Existing FinTech platforms and tools fail to satisfy **retail** investors' need for **high-quality** market **data**, financial **education**, and **community**

We believe there is a significant gap in the market - neither retail brokers nor websites for research and social investing, are providing retail investors access to high-quality data and tools. The Terminal is one of the few that are focusing on education and financial literacy, and nobody understands the new world of social research that Reddit has fostered.

RETAIL INVESTORS
want better

Good Data

Retail brokers - even those geared towards active traders - provide extremely **poor quality data**

Quality Education

Retail investors lack a basic understanding of market structure and struggle to **interpret market trading dynamics**

tools & data
Good Tools
No tools are available for retail execution **quality analysis**
Global Engagement
Few sites are geared towards international audiences with **local expertise**



The Terminal: for the people, by the people
Retail Demand is Global and Social

The demand is real and it's growing. Huge communities have self-organized on social-media and generic platforms to develop and share research. We want to provide these communities access to the data and tools they need.







Community tools are generic and restricted by the platforms they are organizing on, ultimately lacking financial and market functionality
Individual communities have 100,000 to 1,000,000 daily active users, and are growing
Nobody has been able to mobilize these communities outside of their host platform
The Terminal

We believe that communities can flourish if they are provided a platform that has the right data and tools. This enables them to produce and share unique research and derived datasets. We envision a robust creator economy coming together, by providing the right incentives and economic structure.



2021 has been the year of the retail investor. According to Bank of America, more money has been invested in the US stock market in the last six months than in the previous 12 years combined!

Retail Investors are a Growing Phenomenon

- **COVID accelerated the transformation of markets;** and technology proliferated retail's access and participation in these markets
- Internal estimates indicate that ~**50MM new retail brokerage accounts** were opened in the last 5 quarters in the United States
- Global demographic shifting will continue to accelerate the **growth of Millennial and Gen Z** independent, educated, and tech savvy investors



Source: Bloomberg

We are also on the verge of a historic generational wealth transfer. Older Americans will hand down some **$70 trillion** between 2018 and 2042, according to research and consulting firm Cerulli Associates.


The Reddit-led stock mania has galvanized a retail trading boom that was already underway in Europe in 2020, as citizens saving extra money tried to cash in on market volatility, and new user-friendly apps gave them the means

This is not a US-centric phenomenon. It is global, and The Terminal will serve this global audience in North America, Europe and Asia.


Retail investing is Accelerating outside of US Markets
Cumulative net buying in South Korea's stock market since Jan. 1, 2019
Retail investors
Foreign investors
Local institutional investors
$60b
30
0
-30
1/1/19
1/6/21
Source: Koscom
Growth in UK credit and debit card spending to brokers and dealers
Source: Barclays Research
Source: Reuters

Retail needs a FinTech Platform designed specifically to foster financial literacy, provide access to Top-Tier tools, and create Community

We ran a survey, and received over 4,000 responses from our Redditt-based community. The feedback was overwhelmingly supportive and positive.

Urvin.Finance Survey Findings

Survey was run for 24 hours | Over 4K responses with emails

- 98.8% of all respondents excited by this idea

- 84.5% definitely or kind-of need this

- 94% of all respondents want to invest

- 90% would pay for this service

- 51.3% are willing to pay $25 or more for this service - *we expected 20%*

Urvin Finance Reddit Survey ran for 24 hours. Over 4,000 unique responses with verified email addresses

Great	**84.1%**
Good	**14.7%**

Urvin.Finance Survey Question 1

Overall, how do

you feel about this idea?



Neutral	0.7%
Bad	0.3%
Not Interested	0.2%

Urvin.Finance Survey Question 2

Would you pay for a service like this?



Yes, $7 per month	38.9%
Yes, $25 per month	29.5%
Yes, $25 per month plus	21.8%
No	9.8%

The Terminal will consist of several high-level components. The user datastore and market analytics engine has already been built for us over the past few years for professional investors. We've got partners lined up for data channels, and a plan to build out unique features to support our communities and foster a creator economy. We will provide unparalleled content for investor education and financial literacy, and will advocate on behalf of retail investors.

The Terminal



User Datastore & MAE
The userstore and data market analytics engine form the foundation of the Urvin.Finance offering. The best data stored and pre-processsed for analytics.



uDash & Visualization
Simplified, shareable charting tools to facilitate basic, collaborative analysis. Advanced tools and charting for power users.



Education & Advocacy
Providing direct access to market structure experts, webinars, and online classes, and helping to represent retail investors.



Communities
Social Media has begun to revolutionize investing and research. We will build on and extend that, and integrate with existing networks, such as Twitter and Reddit.



Data Channels
Access to highest quality, premium data sets, including historical, delayed and real-time.

Data Channel Partners:







MAYSTREET CloudQuant QUIVER QUANTITATIVE

We envision data channel providers accompanying their data with comprehensive research to demonstrate its value, and educational resources to provide more context and detail. Data will not live in isolation on the platform, it will be provided in context leveraging all of the features of our platform.



Competitors
High Quality Financial Data & Tools
Low Quality Data & Tools
Institutional, Expensive
Community, Collaborative, Affordable
Bloomberg
REFINITIV EIKON
Sentieo
cmlviz.com
NAGA
"The Terminal"
TradingView
eToro
E*TRADE
Stocktwits
Fidelity INVESTMENTS
The Motley Fool

The Terminal: The only finance-focused social platform with professional quality data

with **professional-quality data** and tools, enabling **collaborative research**, globally



Numbers

MONETIZATION & REVENUE EXPECTATIONS

Competitive Landscape Comparison



Trading View

- Founded: 2011
- Estimated Revenue: **$47M**
- Funding Raised to Date: **$37M**
- **Estimated Subscribers: 7,000,000**



eToro

- Founded: 2007
- Estimated Revenue: **$133M**
- Funding Raised to Date: **$272.7M**
- **Estimated Subscribers: 13,000,000**



The Motley Fool

- Founded: 1993
- Estimated Revenue: **$140.8M**
- Funding Raised to Date: **$25.7M**
- **Estimated Subscribers: 700,000**

Source: https://growjo.com/

Freemium/Subscription Revenue Model

Freemium

- Free Access to limited tools
- View-only access to limited communities
- Five symbols for data

Basic

- **$7/month for equities**
- Access to all tools, with limits
- Limited communities
- Limited symbols for data
- Limited data visualization shares

Unlimited

- **$25/month for equities**
- Unlimited communities
- Unlimited symbols
- Unlimited data visualization shares

Unlimited Plus

- Real-time data for equities and other asset classes, costs TBD while we work out pricing with market data vendors
- Top-of-book equities
- Depth-of-book equities
- Top-of-book options

The Terminal

Revenue Projection



1160%

3 Year Revenue Increase

Growing subscriptions through community influence, high-profile marketing efforts, and organic growth via feature-releases of The Terminal

These are future-looking projections and can't be guaranteed.

The Terminal

Cumulative Subscription Projection



845%

3 Year Subscription Increase

Blended monthly subscription value of $15 for Years 1 & 2, increasing to $20 per user in Year 3.

Heavy Social Media promotion, as well as



These are future-looking projections and can't be guaranteed.

Our strategy to make this platform sustainable and profitable will primarily focus on subscription revenue and facilitating access to premium content and datasets. Ultimately we imagine that the creator economy will become the linchpin of this model, as more communities organize around analytics, data and research.



The Terminal

Monetization Strategy



#1: Subscription Revenue
- Tiered access based on subscription level
- Gated functionality per subscription level



#2: Ad-supported Free Tier Revenue
- Revenue from banner/ad placement and click-through



#3: Paid content from external providers
- Paid content accessible from The Terminal that is not included in subscription



#4: Paid API Access
- Enable paid API access to data generated on the Terminal for use on other platforms, or research partners



#5: On Platform Creator Community
- Ability for an 80/20 revenue share model for creator community marketplace

Fundraising details

- ## Pre-Seed Round
  $3M in funding via SAFE notes at a $15M Post-Money Valuation (20% Round Cap)

- ## Enables
  12-18 Months Runway for initial development and product launch

- ## Investor Breakdown
  - $500K - $1M from accredited investors
  - $2M - $2.5M via Wefunder, as we believe there is a huge demand from the community based on the survey and post survey support of the community

URVIN.FINANCE

The **Terminal.**



APPENDIX



Tech & IP

- **Market Data Processing Engine**
  - Our suite of software and dictionaries for efficiently parsing massive amounts of market data into consumable, well-formatted outputs for general use across analytics platforms.
  - Operates on terabytes of depth-of-book, time and sales, NBBO, fundamental, and statistical data sets for US and Canadian Equities and other asset classes.
  - Contains years of accumulated experience handling idiosyncrasies between data vendors and common errors in data formatting and delivery. The MDPE serves as the entry point for all of Urvin's market data products and services.

- **Transaction Cost Analytics Engine**
  - Our platform for processing highly detailed client audit trails across brokers into a universal format and combining it with processed market data to assess the behavior of traders and evaluate broker execution quality.
  - This platform has been in production, servicing institutional clients for over five years. The output handles both cloud and on-site targets, and provides a Tableau dashboard for detailed exploration of metrics in a drill-down manner.

- **Market Manipulation Detection**
  - Our proprietary set of tools and metrics for detecting multiple types of market manipulation at varying frequencies across international markets.
  - Achieving state of the art True Positive rates, Urvin has carved out a niche in providing this service for litigation support in the US, Canada, and cross-border analysis.

The foundation of the Urvin.Finance product stack is composed of production-deployed, market-tested technology and research from Urvin's financial services portfolio



Innovative Access to

- **CREATOR reports**
  - TAP INTO THE CREATOR ECONOMY: Users can SOURCE AND CROWDFUND in-depth research reports, track performance of contributors and analysts

- **Education and Advocacy**
  - Offer exclusive access interactive audio and video lectures, seminars, and online classes

Community

- **Communities**
  - Organize and pool resources, data and knowledge, collaborate on analyses, and marshal the resources of the community to foster social investing and research

The Terminal: for the community



Innovative Access to Tools & Data

- **User Datastore**

  Repository for user data, including trade executions to facilitate individual and community execution quality analysis

- **Market Analytics Engine**

  Engine for processing public market data, alternative data and merging public and private datasets

- **uDash/Visualization**

  Simple tools for data visualization, with powerful advanced features and charting for those who want it

- **Data Channels**

  Access to high-quality datasets, including live or historical market data, alternative data and regulatory/disclosure data

The Terminal: for the community